SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 1, 2002 – November 30, 2002

CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
(Translation of Registrant’s name into English)

                               3650 Wesbrook Mall
(Address of principal executive offices)

        Vancouver, British Columbia, V6S 2L2, CANADA

                CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

             Form 20-F                           Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

             Yes                                              No

FORM 6-K
TABLE OF CONTENTS

For June 1, 2002 – November 30, 2002

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 1	Press Release – July 10, 2002 (Completion of Patient Dosing for RSD1235)

Exhibit 2	Material Change Report – Completion of Patient Dosing for RSD1235

Exhibit 3	Press Release – July 31, 2002 (Second Quarterly Financial Results)

Exhibit 4	Interim Financial Statements for Quarter Ended May 31, 2002

Exhibit 5	Confirmation of Mailing

Exhibit 6	Material Change Report – Second Quarterly Financial Results

Exhibit 7	Material Change Report – Study Results Presented at Major European Cardiology Conference

Exhibit 8	Press Release – September 3, 2002 (Drug Effective for Heart Patients)

Exhibit 9	Material Change Report – Drug Effective for Heart Patients

Exhibit 10	Material Change Report – Sale of Anti-Tussive Program to UCB, S.A.

Exhibit 11	Press Release – September 19, 2002 (Sale of Anti-Tussive Program to UCB, S.A.)

Exhibit 12	Press Release – October 29, 2002 (Third Quarterly Financial Results)

Exhibit 13	Material Change Report – Third Quarterly Financial Results

Exhibit 14	Interim Financial Statements for Quarter Ended August 31, 2002

Exhibit 15	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: December 3, 2002

/s/ Christina Yip
________________________________________
Christina Yip
Vice President, Finance and Administration

FOR IMMEDIATE RELEASE TSX: COM, NASD BB: COMRF

CARDIOME COMPLETES PATIENT DOSING FOR RSD1235

Vancouver, Canada, July 10, 2002 - Cardiome Pharma Corp. (TSX: COM) announced today that it has completed dosing of patients in its Phase II proof-of-efficacy clinical trial with its atrial antiarrhythmic drug candidate RSD1235. The placebo-controlled study is designed to determine the ability of intravenously administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September, 2002.

Atrial fibrillation is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately six million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation.

“We are pleased with having achieved completion of dosing within our expected timelines,” said Dr. Alan Ezrin, Chief Scientific Officer. “More important, we are grateful to our investigators in Canada and the US for their commitment and enthusiasm in completing this challenging study.”

The primary endpoint of the Phase II study was termination of atrial fibrillation within 30 minutes of infusion of study drug. RSD1235 is currently formulated for intravenous use in hospital. The placebo-controlled, double-blinded study was conducted at 21 sites throughout North America.

RSD1235 is a proprietary drug designed to treat atrial fibrillation. Its mechanism of action involves blockade of multiple ion channels that play a key damaging role in atrial fibrillation. RSD1235 has a wide safety range in pre-clinical studies. In Phase I clinical testing, no significant adverse events were observed, even at dosing levels higher than the expected effective dose.

The medical community has consistently identified a pressing need for safer and more effective antiarrhythmic drugs. While significant progress has been made in understanding the mechanisms of AF, currently available drugs to treat AF lack sufficient efficacy and/or lack the ability to treat the diseased atria without affecting other healthy cells leading to serious side effects. The unique mechanism of action of RSD1235 suggests that the drug candidate may be able to treat atrial arrhythmia with a high margin of safety.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company’s mission is to prevent and treat cardiovascular disease. The Company has five drug programs focused on arrhythmias and congestive heart failure and gout. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOAR
“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Media Contact:
Madelaine Duke
604-742-4258
mduke@hoggan.com

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

July 10, 2002

Item 3.	PRESS RELEASE

July 10, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced the completion of dosing of patients in its Phase II proof-of-efficacy clinical trial with its atrial antiarrhythmic drug candidate RSD1235.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated July 10, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of July, 2002.

CARDIOME PHARMA CORP.

:	Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, NASD BB: COMRF

CARDIOME COMPLETES PATIENT DOSING FOR RSD1235

Vancouver, Canada, July 10, 2002 - Cardiome Pharma Corp. (TSX: COM) announced today that it has completed dosing of patients in its Phase II proof-of-efficacy clinical trial with its atrial antiarrhythmic drug candidate RSD1235. The placebo-controlled study is designed to determine the ability of intravenously administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September, 2002.

Atrial fibrillation is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately six million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation.

“We are pleased with having achieved completion of dosing within our expected timelines,” said Dr. Alan Ezrin, Chief Scientific Officer. “More important, we are grateful to our investigators in Canada and the US for their commitment and enthusiasm in completing this challenging study.”

The primary endpoint of the Phase II study was termination of atrial fibrillation within 30 minutes of infusion of study drug. RSD1235 is currently formulated for intravenous use in hospital. The placebo-controlled, double-blinded study was conducted at 21 sites throughout North America.

RSD1235 is a proprietary drug designed to treat atrial fibrillation. Its mechanism of action involves blockade of multiple ion channels that play a key damaging role in atrial fibrillation. RSD1235 has a wide safety range in pre-clinical studies. In Phase I clinical testing, no significant adverse events were observed, even at dosing levels higher than the expected effective dose.

The medical community has consistently identified a pressing need for safer and more effective antiarrhythmic drugs. While significant progress has been made in understanding the mechanisms of AF, currently available drugs to treat AF lack sufficient efficacy and/or lack the ability to treat the diseased atria without affecting other healthy cells leading to serious side effects. The unique mechanism of action of RSD1235 suggests that the drug candidate may be able to treat atrial arrhythmia with a high margin of safety.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company’s mission is to prevent and treat cardiovascular disease. The Company has five drug programs focused on arrhythmias and congestive heart failure and gout. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOAR
“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Media Contact:
Madelaine Duke
604-742-4258
mduke@hoggan.com

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, July 31, 2002 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) reported today financial results for the quarter ended May 31, 2002. For the quarter ended May 31, 2002, the Company recorded a net loss of $4,062,499 ($0.15 per common share) compared to a net loss of $2,596,191 ($0.25 per common share) for the same quarter in the preceding fiscal year (“fiscal 2001”). Research and development expenditures increased to $2,522,742 for the quarter ended May 31, 2002 as compared to $2,154,134 in the same quarter in fiscal 2001. The increase in operating loss was primarily due to the increased pre-clinical and clinical expenditures in the Company’s research and development programs as well as increased business development, merger and acquisition, and investor relations activities.

“I am proud of our accomplishments as an organisation this quarter. We have demonstrated that we can attract significant financial resources and experienced senior management,” said Bob Rieder, President and CEO of Cardiome. “In the coming quarters we will demonstrate that we can quickly advance our products through clinical development towards partnering and commercialisation.”

The Company’s activities during the quarter ended May 31, 2002 were financed primarily by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a public offering of units completed in March 2002. At May 31, 2002, the Company had working capital of $23,639,009 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $24,804,269 at May 31, 2002 as compared to $4,183,580 at November 30, 2001.

On March 8, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. (“Paralex”), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure and other cardiovascular diseases. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex. In connection with and as part of the acquisition, effective March 8, 2002, Cardiome continued under the Canada Business Corporation Act and consolidated its shares on a four for one basis. All share capital and per share amounts included herein have been retroactively restated to reflect the share consolidation.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has four drug programs focused on arrhythmias and congestive heart failure (CHF), as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. Dosing in a Phase II efficacy clinical trial has just been completed. RSD1122, intended for acute and chronic treatment of ventricular arrhythmia, and Kv1.5, focused on the chronic treatment of atrial fibrillation, are both in pre-clinical development. Cardiome’s lead product in the CHF area is oxypurinol, a novel therapy in treating the disease. A Phase II is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome has more than two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

- more -

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Exhibit 4

SECOND QUARTERLY FINANCIAL REPORT – MAY 31, 2002

President’s Letter

To our Shareholders:

While the global health care sector is experiencing widespread negative sentiment which has hurt Cardiome's present valuation, I am proud of our accomplishments as an organization this quarter. We have demonstrated that we can attract significant financial resources and experienced senior management, and that we can quickly advance our products through clinical development towards partnering and commercialization.

With a long term view of the markets, it is worth noting that drug, biotech and health care stocks have outperformed the industrial sector with a seven-year annualized return of 22.3% vs industrials at 14.9% (January 3, 1995- July 2, 2002). We expect that biopharmaceutical companies with innovative products will continue to outperform pharmaceutical stocks in the coming years. Patent protection, attractive profit margins and an aging population represent compelling reasons to stay focused in this sector for the long term. Over the past two years we have built a product-focused organization, creating innovative therapies for the challenges and opportunities presented by an enormous cardiovascular marketplace.

A Strong Cardiovascular Company, A First-Class Team

A public offering financing completed in March 2002 raised $30,908,061 for Cardiome to advance its clinical drug candidates, RSD1235 and oxypurinol, further through clinical trials towards commercialization. The support received from the investment community in this oversubscribed financing is strong endorsement of Cardiome’s strategic plan.

In May 2002, Cardiome appointed Alan Moore, Ph.D., to its management staff as Executive VP, Clinical Development and Regulatory Affairs. With 23 years of clinical development and senior management expertise, and a track record of developing and filing an NDA for Procter & Gamble’s lead antiarrhythmic compound, Azimilide, Dr. Moore lends his valuable experience to our management team.

Advancing Arrhythmia Projects

On July 10, 2002, subsequent to quarter-end, Cardiome announced it had completed dosing patients in its Phase II proof-of-efficacy clinical trial with RSD1235, its lead antiarrhythmic drug candidate. The placebo-controlled study is designed to determine the ability of intravenously-administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September 2002.

After receiving notice that development partner AstraZeneca does not plan to proceed with the clinical development of RSD1122, Cardiome has regained development responsibility for the compound. Cardiome will evaluate the AstraZeneca pre-clinical data and, following consultation with its Board of Directors and Scientific Advisory Board, decide future plans for the pre-clinical drug candidate.

Treatments for CHF and Gout

In the Paralex transaction, Cardiome acquired rights to the application of xanthine oxidase inhibitors to specific indications, including congestive heart failure and symptomatic hyperuricemia (gout).

Cardiome will be commencing Phase II trials of oxypurinol in congestive heart failure in the upcoming months. The Phase II trial is on track to begin first patient dosing in the fourth quarter, following the filing of an Investigational New Drug application with the FDA.

Cardiome announced in May 2002 that it had exercised an option to develop oxypurinol as an alternative treatment for the 2% of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol, the first-line therapy for gout. Four million patients are treated for gout worldwide. Cardiome is currently evaluating the appropriate strategy for NDA submission to treat these allopurinol-intolerant gout patients. The assets held by Cardiome relating to gout strengthen the proprietary position and data package for the company’s CHF program.

In the remaining quarters of 2002, we look forward to announcing the results of our Phase II trial with RSD1235. We also look forward to reporting progress in our development programs with oxypurinol.

Respectfully,

“Bob Rieder”

Robert Rieder
President & CEO July 25, 2002

RESULTS OF OPERATIONS

For the three months ended May 31, 2002, the Company recorded a net loss of $4,062,499 ($0.15 per common share), compared to a net loss of $2,596,191 ($0.25 per common share) for the same quarter in the preceding fiscal year (“fiscal 2001”). On a year-to-date basis, the Company posted a net loss of $5,824,330 ($0.31 per common share) for the six months ended May 31, 2002, compared to a net loss of $3,514,634 ($0.34 per common share) for the same period in 2001. The increase of operating loss was primarily due to the increased pre-clinical and clinical expenditures in the Company’s research and development programs as well as increased business development, merger and acquisition and investor relations activities as described below.

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

Revenue for the second quarter ended May 31, 2002 increased to $259,303, compared to $177,490 for the same quarter in fiscal 2001. The Company generated $324,744 of cumulative total revenue for the six-month period ended May 31, 2002, compared to $432,850 for the same period in 2001. No other milestone or licensing revenue was received during the three and six-month period ended May 31, 2002, except the deferred revenue related to upfront license fees from AstraZeneca A.B. (“AstraZeneca”) was amortized into revenue in the amount of $37,805 for the current quarter and $75,610 for the six-month period ended May 31, 2002. In addition, the decline in revenue was due to the end of grant payments from the Science Council of BC of $65,437 in April 2001 and the slight decrease in interest and other income of $6,857.

Subsequent to the quarter ended May 31, 2002, effective June 18, 2002, the Company’s license agreement with AstraZeneca related to RSD1122 was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002. The Company is currently evaluating whether or not to carry out and fund further research and development on this compound.

The Company currently has no revenues from product sales or licensing of products and/or technology to third parties. We anticipate that future revenues will consist primarily of licensing fees, research and development payments, milestone payments and royalties from existing and future licensing and collaborative agreements with other pharmaceutical companies.

Research and development expenditures increased to $2,522,742 in the second quarter in 2002, compared to $2,154,134 in the same quarter in fiscal 2001. The Company accumulated a total research and development expenditure of $3,757,602 for the six-month period ended May 31, 2002, compared to $2,841,392 for the same period in 2001. The Company’s expanded research and development activities, primarily relating to the costs of approximately $358,000 associated with the ongoing Phase II clinical trial for RSD1235, and the costs of approximately $401,000 associated with the preparation of Phase II clinical trial for Oxypurinol in the treatment of congestive heart failure (“CHF”) resulted in an increase in research and development expenditures for the second quarter ended May 31, 2002. The increase was also attributed to the costs of approximately $96,000 incurred for the additional work to support the ongoing Oxypurinol program in the treatment of allopurinol intolerant hyperuricemia (gout).

The Company expects higher level of research and development expenditure for the remainder of fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred for the full patient enrolment in the Phase II clinical trial of RSD1235, in the initiation of clinical trial of the newly acquired congestive heart failure program, in the maintenance of the gout program, and in research activities related to the Kv1.5 program.

Subsequent to the quarter ended May 31, 2002, the Company announced that it has completed dosing of patients in its Phase II proof-of-efficacy clinical trial with its atrial antiarrhythmic drug candidate RSD1235. The placebo-controlled study is designed to determine the ability of intravenously administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September 2002.

General and administration expenses for the current quarter increased to $1,055,272, as compared to $478,679 in the same quarter of 2001. The Company accumulated a total general and administration expenditure of $1,541,416 for the six-month period ended May 31, 2002, compared to $835,156 for the same period in 2001. This increase primarily reflects costs of approximately $434,000 associated with the increased business development, merger and acquisition and investor relations activities. The Company expects higher level of general and administration expenditure to support its increased business activities for the remainder of fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001.

Amortization for the second quarter increased to $843,788, compared to $140,868 in the same quarter of 2001. The Company recorded $950,056 of amortization for the six-month period ended May 31, 2002, compared to $270,936 for the same period in 2001. The increase was mainly due to the capital assets and technology acquired in the current quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during the six months ended May 31, 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a public offering of units completed in March 2002. At May 31, 2002, the Company had working capital of $23,639,009 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $24,804,269 at May 31, 2002 as compared to $4,183,580 at November 30, 2001.

Capital expenditures incurred during the quarter ended May 31, 2002 were $438,388, including a total investment of $401,030 for the expansion of intellectual property rights and a total acquisition cost of $37,358 in capital assets. The cumulative capital expenditure for the six months ended May 31, 2002 was $501,901 with $404,761 of this investment in the expansion of intellectual property.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in Canadian Dollars)

	As at

	May 31,	November 30,
	2002	2001
ASSETS

Current
Cash and cash equivalents	$874,560	$1,381,750
Short-term investments	23,929,709	2,801,830
Accounts receivable and prepaid expenses	690,535	247,211

	25,494,804	4,430,791
Capital assets	424,920	302,583
License, patents and technology	31,023,611	1,536,249

	$56,943,335	$6,269,623

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,831,372	$907,700
Current portion of obligations under capital leases	24,423	-

	1,855,795	907,700
Obligations under capital leases	49,074	-
Deferred revenue	1,272,764	1,348,374

Total Liabilities	3,177,633	2,256,074

Shareholders’ Equity
Share Capital (Note 5)
Authorized
An unlimited number of common shares without par
value
Issued
10,308,962 at November 30, 2001		32,251,393
28,308,098 at May 31, 2002	88,709,876
Special warrants	-	966,000
Contributed surplus	1,276,266	1,192,266
Deficit	(36,220,440)	(30,396,110)

	53,765,702	4,013,549

	$56,943,335	$6,269,623

On behalf of the Board:

/s/ Bob Rieder	/s/ Michael Walker
________________________________________	________________________________________
Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	May 31,		May 31,

	2002	2001	2002	2001

Revenue
Research collaborative and licensing	$37,805	$53,162	$75,610	$121,416
Grant income	15,000	24,006	26,000	81,443
Interest and other income	206,498	100,322	223,134	229,991

	259,303	177,490	324,744	432,850

Expenses
Research and development	2,522,742	2,154,134	3,757,602	2,841,392
General and administration	1,055,272	478,679	1,541,416	835,156
Amortization	843,788	140,868	950,056	270,936

	4,421,802	2,773,681	6,249,074	3,947,484

Loss before income taxes	4,162,499	2,596,191	5,924,330	3,514,634
Future income tax recovery	(100,000)	-	(100,000)	-

Net loss for the period	4,062,499	2,596,191	5,824,330	3,514,634
Deficit, beginning of period	32,157,941	24,156,668	30,396,110	22,810,225
Adjustment for future income taxes	-	-	-	428,000

Deficit, end of period	$36,220,440	$26,752,859	$36,220,440	$26,752,859

Net loss per common share	$0.15	$0.25	$0.31	$0.34

Weighted average number
of outstanding shares	27,568,207	10,303,962	18,785,901	10,303,962

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	May 31,		May 31,

	2002	2001	2002	2001

Operating Activities
Loss for the period	$(4,062,499)	$(2,596,191)	$(5,824,330)	$(3,514,634)
Add: Non-cash items
Foreign exchange gain	(5,921)	-	(5,921)	-
Stock-based compensation	84,000	-	84,000	-
Future income tax recovery	(100,000)	-	(100,000)	-
Amortization	843,788	140,868	950,056	270,936

	(3,240,632)	(2,455,323)	(4,896,195)	(3,243,698)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(417,028)	496,689	(443,324)	60,418
Accounts payable and accrued liabilities	62,508	(246,355)	387,267	(460,695)
Deferred revenue	(37,805)	(37,806)	(75,610)	(75,612)

Cash used in operating activities	(3,632,957)	(2,242,795)	(5,027,862)	(3,719,587)

Financing Activities
Share capital issued, net	28,237,255	-	27,959,974	-
Repayment on obligations under capital leases	(3,920)	(11,592)	(3,920)	(22,921)
Repayment on long-term debt (Note 4)	(724,574)	(18,892)	(724,574)	(37,283)

Cash provided by (used in) financing activities	27,508,761	(30,484)	27,231,480	(60,204)

Investing Activities
Acquisition of Paralex, Inc. (Note 4)	(676,087)	-	(1,081,028)	-
Purchase of capital assets	(37,358)	(5,756)	(97,140)	(36,861)
License, patents and technology	(401,030)	(18,199)	(404,761)	(101,869)
Purchase of short-term investments	(23,782,984)	(4,601,474)	(23,788,516)	(7,936,268)
Sale of short-term investments	285,316	3,930,721	2,660,637	9,722,216

Cash provided by (used in) investing activities	(24,612,143)	(694,708)	(22,710,808)	1,647,218

Decrease in cash and cash equivalents during	(736,339)	(2,967,987)	(507,190)	(2,132,573)
the period
Cash and cash equivalents,
beginning of period	1,610,899	4,082,893	1,381,750	3,247,479

Cash and cash equivalents,
end of period	$874,560	$1,114,906	$874,560	$1,114,906

Supplemental Disclosure:
Capital assets acquired under capital leases	$77,418	$-	$77,418	$-

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

1.
BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information consistent with the Company’s most recent annual audited consolidated financial statements for the year ended November 30, 2001. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company included in the Company’s annual report.

In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

The continuation of the Company’s research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company’s ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.
PRINCIPLES OF CONSOLIDATION

The accompanying interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Paralex, Inc. Significant intercompany accounts and transactions have been eliminated on consolidation.

With respect to the Company’s integrated foreign subsidiary, monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

3.	CHANGE IN ACCOUNTING PRINCIPLES

[a]      Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the six months ended May 31, 2002 and May 31, 2001 of $51,360. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

3.	CHANGE IN ACCOUNTING PRINCIPLES (Cont’d)

[b]      Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under such arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

This change was applied retroactively and prior periods have been restated with the following effect:

	As Originally Reported		As Restated

	3 month	6 month	3 month	6 month
	ended	ended	ended	ended
	May 31,	May 31,	May 31,	May 31,
	2001	2001	2001	2001
	$	$	$	$

Research collaborative,
licensing and option fees	15,356	45,804	53,162	121,416

Research and development expenses	2,131,936	3,234,411	2,154,134	2,841,392

Loss for the period	(2,633,997)	(4,090,246)	(2,596,191)	(3,514,634)

Net loss per common share	(0.26)	(0.40)	(0.25)	(0.34)

Deferred revenue	-	-	1,423,988	1,423,988

Deficit	(25,328,873)	(25,328,873)	(26,752,859)	(26,752,859)

[c]      Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 (“Earnings per share”) with respect to the calculation of loss per common share. This change has been applied retroactively and had no impact on the quarter and six-month period ended May 31, 2001.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Paralex, Inc. (“Paralex”), a development stage enterprise that had not commenced commercial operations. The acquisition provides the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure (“CHF”), other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

The purchase price has been allocated to the fair value of Paralex’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
Technology	29,480,201

Total assets acquired	30,041,193

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,862,580

Consideration given:
8,203,396 common shares	27,563,400
Transaction costs	1,299,180

Total consideration	28,862,580

The allocation of the purchase price reflected in the interim consolidated financial statements is based on the financial position of Paralex as at March 7, 2002. The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The Company has not completed the valuation relating to the final purchase price allocation and accordingly when completed may result in an adjustment to the preliminary allocation reflected herein. In these interim consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the interim consolidated balance sheet.

Technology is being amortized on a straight-line basis over ten years. Subsequent to the closing of the acquisition, Paralex’s long-term debt was repaid with the proceeds of the Company’s equity financing which was closed in March 2002.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	BUSINESS COMBINATION (Cont’d)

As a result of the acquisition, the Company assumed the following financial commitments of Paralex, Inc.:

[i]
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$ 5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

In addition, the Company is required to obtain US$3 million of financing within 11 months and US$5 million of financing within 18 months of the agreement [commitment met in March 2002].

The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[ii]
In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. (“ILEX”) comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of US$250,000 [paid in January 2002], upon execution of the agreement and a further US$250,000 upon the exercise of the option [option exercised and payment made in May 2002]. The Company further agreed to pay ILEX additional milestone payments of up to US$ 8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX’s obligation to pay royalties under its original license agreement.

[iii]
In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for US$100,000 peryear, from January 1, 2002 through December 31, 2005.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.
SHARE CAPITAL

Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants, and per share amounts have been retroactively restated to reflect this share consolidation.

On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

	(a)	Issued and Outstanding
	Number of
	Common Shares	Amount

Balance as at November 30, 2001	10,308,962	$32,251,393
Issued upon conversion of special warrants(1)	458,583	864,927
Issued for cash upon public offering(2)	9,309,657	27,953,156
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Paralex, Inc.	8,203,396	27,563,400

Balance as at May 31, 2002	28,308,098	$88,709,876

(1)
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration .Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

(2)
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $791,341. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (Cont’d)
	(b)	Share Purchase Warrants
		(i)	As at May 31, 2002 common share purchase warrants were outstanding as follows:

	Exercise	Number of
Date of Expiry	Price	Warrants

June 5, 2002	$6.40	44,643	(1)
February 9, 2004 to 2007 (2)	(2)	187,500
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	229,292
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at May 31, 2002		3,969,247

(1)	These warrants expired on June 5, 2002.
(2)	See note 5(b) (ii)

(ii)
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. The Company was required to pay a monthly retainer fees of U.S.$5,000 during the term of the agreement and a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants, which vested on February 9, 2002 with the following terms.

Number of	Exercise price
warrants #	US$	Date of expiry

75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]

187,500

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (Cont’d)

	(b)	(ii) Share Purchase Warrants (Cont’d)

Compensation expense which was estimated using the Black Scholes Pricing Model, in the amount of $84,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the six months ended May 31, 2002.

		[i]	The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

		[ii]	In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00.

		[iii]	In February 2002, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

	(c)	Stock Options

On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Stock Option Plan which increased the number of common shares issuable under the plan to 5,500,000.

As at May 31, 2002, the Company had 3,553,188 stock options outstanding, of which 1,994,813 were exercisable, at a weighted average exercise price of $3.67 per common share and expiring at various dates from July 31, 2002 to May 16, 2009.

	Weighted Average Exercise Price	Number of Stock Options Outstanding

Balance, November 30, 2001	$4.37	1,079,688
Options granted	$3.28	2,634,125
Options exercised	$2.80	(27,500)
Options expired/forfeited	$5.17	(133,125)

Balance, May 31, 2002	$3.54	3,553,188

(d)	Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at May 31, 2002, these milestones had not been achieved.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

6.
SUBSEQUENT EVENT

Effective June 18, 2002, the Company’s license agreement with AstraZeneca A.B. (“AstraZeneca”) related to RSD1122 was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002. The Company is currently evaluating whether or not to carry out and fund further research and development on this compound.

7.
SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three and six months periods ended May 31, 2002, 100% of research collaborative and licensing revenue was derived from one collaborator in Sweden [three month period ended May 31, 2001 - 71% and 29% from one collaborator in each of Sweden and United States, respectively; six month period ended May 31, 2001 – 87% and 13% from one collaborator in each of Sweden and United States, respectively].

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

8.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except for the differences below as more fully described in Note 16 to the annual consolidated financial statements of November 30, 2001.

Material variations impacting the unaudited Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended May 31,		6 months ended August 31,
	2002	2001	2002	2001
	$	$	$	$

Loss for the period , Canadian GAAP	(4,062,499)	(2,596,191)	(5,824,330)	(3,514,634)
Amortization of other assets	(25,680)	(25,680)	(51,360)	(51,360)
Adjustment for stock-based compensation
- employees	-	(12,000)	-	(16,000)
- non-employees	(44,081)	(3,597)	(68,299)	(18,643)

Loss for the period , U.S. GAAP before	(4,132,260)	(2,637,468)	(5,943,989)	(3,600,637)
cumulative effect of change in accounting
policy
Cumulative effect of change in accounting policy	-	-	-	(1,499,598)

Loss for the period, U.S. GAAP	(4,132,260)	(2,637,468)	(5,943,989)	(5,100,235)
Reclassification adjustment for unrealized gains
on short-term investments	(8,584)	(56,080)	(29,591)	(117,662)
Unrealized gains on investments	59,094	39,058	59,094	66,991

Comprehensive loss for the period, U.S. GAAP	(4,081,750)	(2,654,490)	(5,914,486)	(5,150,906)

Loss for the period, U.S. GAAP	(4,081,750)	(2,654,490)	(5,914,486)	(5,150,906)

Weighted average number of common shares
outstanding, U.S. GAAP	27,568,207	10,303,962	18,785,901	10,303,962

Loss per common share, U.S. GAAP	(0.15)	(0.26)	(0.31)	(0.50)

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.15)	(0.26)	(0.31)	(0.35)
Change in accounting policy	-	-	-	(0.15)

Loss per common share, U.S. GAAP	(0.15)	(0.26)	(0.31)	(0.50)

Material variations in balance sheet accounts under U.S. GAAP are as follows:

			May 31	November 30
			2002	2001
			$	$

Cash and cash equivalents			878,770	1,385,101
Short-term investments			23,984,593	2,828,070
Other assets			31,297,531	1,861,529
Share capital			87,424,876	30,966,393
Accumulated other comprehensive income			59,094	29,591
Contributed surplus			3,463,815	3,311,516
Deficit			(36,849,069)	(30,905,080)

July 30, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Attention: Statutory Filings

Dear Sir/Madame:

Re: Cardiome Pharma Corp. (the “Company”) – Filing of Interim Financial Statement

We confirm that the interim financial statements for the quarter ended May 31, 2002 were sent to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on July 30, 2002.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,

Cardiome Pharma Corp.

“Christina Yip”

Christina Yip
Assistant Secretary

cc: Toronto Stock Exchange

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

July 31, 2002

Item 3.	PRESS RELEASE

July 31, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced its financial results for the quarter ended May 31, 2002.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated July 31, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 1st day of August, 2002.

CARDIOME PHARMA CORP.

Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, July 31, 2002 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) reported today financial results for the quarter ended May 31, 2002. For the quarter ended May 31, 2002, the Company recorded a net loss of $4,062,499 ($0.15 per common share) compared to a net loss of $2,596,191 ($0.25 per common share) for the same quarter in the preceding fiscal year (“fiscal 2001”). Research and development expenditures increased to $2,522,742 for the quarter ended May 31, 2002 as compared to $2,154,134 in the same quarter in fiscal 2001. The increase in operating loss was primarily due to the increased pre-clinical and clinical expenditures in the Company’s research and development programs as well as increased business development, merger and acquisition, and investor relations activities.

“I am proud of our accomplishments as an organisation this quarter. We have demonstrated that we can attract significant financial resources and experienced senior management,” said Bob Rieder, President and CEO of Cardiome. “In the coming quarters we will demonstrate that we can quickly advance our products through clinical development towards partnering and commercialisation.”

The Company’s activities during the quarter ended May 31, 2002 were financed primarily by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a public offering of units completed in March 2002. At May 31, 2002, the Company had working capital of $23,639,009 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $24,804,269 at May 31, 2002 as compared to $4,183,580 at November 30, 2001.

On March 8, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. (“Paralex”), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure and other cardiovascular diseases. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex. In connection with and as part of the acquisition, effective March 8, 2002, Cardiome continued under the Canada Business Corporation Act and consolidated its shares on a four for one basis. All share capital and per share amounts included herein have been retroactively restated to reflect the share consolidation.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has four drug programs focused on arrhythmias and congestive heart failure (CHF), as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. Dosing in a Phase II efficacy clinical trial has just been completed. RSD1122, intended for acute and chronic treatment of ventricular arrhythmia, and Kv1.5, focused on the chronic treatment of atrial fibrillation, are both in pre-clinical development. Cardiome’s lead product in the CHF area is oxypurinol, a novel therapy in treating the disease. A Phase II is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome has more than two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

- more -

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

August 28, 2002

Item 3.	PRESS RELEASE

August 28, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that it will host New Directions in the Management of Atrial Fibrillation, a satellite symposium to be held under the auspices of the European Society of Cardiology Congress 2002 in Berlin on September 3, 2002.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated August 28, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 29th day of August, 2002.

CARDIOME PHARMA CORP.

Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME TO PRESENT STUDY RESULTS AT MAJOR
 EUROPEAN CARDIOLOGY CONFERENCE

Vancouver, Canada, August 28, 2002 - Cardiome Pharma Corp. (TSX: COM) announced today that it will host New Directions in the Management of Atrial Fibrillation, a satellite symposium to be held under the auspices of the European Society of Cardiology (ESC) Congress 2002 in Berlin. The symposium will include a discussion of the results of Cardiome’s product RSD1235 in the treatment of atrial fibrillation by lead investigator, Dr. Denis Roy of the Montreal Heart Institute. A phase II clinical trial to evaluate the effectiveness of RSD1235 in the treatment of atrial fibrillation was completed in July. A press statement describing the study outcome will be released concurrently with the symposium session, followed by a conference call with management (details below).

The symposium will take place Tuesday, September 3, 2002 at 16:30 Berlin time. The symposium will feature a discussion of current issues and updates on new therapies and drugs for the treatment of atrial fibrillation by leading cardiologists and emergency room physicians who specialise in the treatment and management of atrial fibrillation. Atrial fibrillation is an erratic beating of the upper chambers of the heart, which affects more than six million people in the developed world.

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. Dosing in a Phase II efficacy clinical trial has recently been completed. Limitations of current drug therapy range from modest to low efficacy, slow onset of action, and serious side effects including undesirable interaction with other medications as well potentially life threatening cardiovascular side effects.

Agenda:

New Directions in the Management of Atrial Fibrillation
Tuesday, September 3, 2002, 16:30 - 18:00
Room: Rome (Blue Zone)

Current Issues in the Management of the AF Patient
Dr. George Wyse, University of Calgary, AB, Canada

Current Issues in the Emergency Department Management of Acute AF
Dr. Brian H. Rowe, University of Alberta, Edmonton, AB, Canada

Ongoing Clinical Trials in AF
Dr. Denis Roy, Montreal Heart Institute, Montreal, QC, Canada

New AF Agents in Development
Dr. Bramah Singh, UCLA, Los Angeles, CA, USA

Notification of Conference Call and Webcast (30 following conclusion of the Symposium)

Time: 12:30 p.m. (EST)
Date: Tuesday September 3, 2002
Topic: Top Line Results of RSD1235
Web Access (unlimited access): www.cardiome.com
Telephone Access: 416-695-5806

About European Society of Cardiology.

Its mission is to improve the quality of life of the European population by reducing the impact of cardiovascular disease

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has four drug programs focused on arrhythmias and congestive heart failure (CHF), as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). In addition to the above-mentioned anti-arrhythmia programs, Cardiome’s lead product in the CHF area is oxypurinol, a novel therapy in treating the disease. A Phase II is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome has more than two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME DRUG EFFECTIVE FOR HEART PATIENTS

Berlin, Germany, September 3, 2002 - Cardiome Pharma Corp. (TSX: COM) today announced that its atrial fibrillation drug, RSD1235, met both primary and secondary endpoints in a recent phase 2 clinical study. The placebo-controlled study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm.

The results were presented by Dr. Denis Roy, of the Montreal Heart Institute, during the 2002 Congress of the European Society of Cardiology in Berlin. In a satellite symposium to the Berlin conference, Dr. Roy reported that during the 30-minute post-dosing observation interval, 11% of the low-dose group and 61% of the high-dose group experienced termination of atrial fibrillation against a placebo rate of 5%. At the end of the 24-hour post-dosing observation interval, 100% of the high-dose patients whose arrhythmia was terminated remained in normal sinus rhythm. In the high-dose group, the average time to termination was 22 minutes from initiation of dosing. No significant drug-related adverse events were reported.

“RSD1235 appears to be a highly effective drug for treatment of atrial fibrillation. The conversion rate of RSD1235 is exciting, and the drug appears to be very well tolerated.” said Dr. Roy at the meeting. “In addition, its fast onset of action may make RSD1235 attractive to physicians treating patients with atrial fibrillation.”

Trial Results
The clinical trial was structured as a randomized, placebo-controlled, double-blind, step-dose study in patients with recent onset atrial fibrillation. The study included 56 patients with a diagnosis of atrial fibrillation of duration greater than 3 hours and less than 72 hours who were randomized to receive placebo, RSD1235 at a low dose or RSD1235 at a high dose. The primary endpoint was the ability of RSD1235 to terminate atrial fibrillation within 30 minutes of infusion. Secondary endpoints included observation of heart rhythm at 30 minutes, 1 hour and 24 hours post –infusion. The termination rate in the low-dose group relative to placebo was not statistically significant. The termination rate in the high-dose group was statistically significant (p-value <0.001). RSD1235 was well tolerated at both the low and high dose and no drug related arrhythmias were observed.

As secondary endpoints, the study measured whether or not patients were in normal sinus rhythm (“NSR”) at 30 minutes, 1 hour and 24 hours post dosing. Of the 11 patients whose AF was terminated, 10 remained in normal sinus rhythm at all secondary endpoints. The high-dose group was statistically significant relative to placebo (p-value <0.001) at the 0.5 and 1 hour time points.

“This clinical success represents a very important transition point for Cardiome” said Bob Rieder, Cardiome’s President and CEO. “It proves that we have a promising drug candidate in our hands, and clearly demonstrates our ability to identify and develop drugs in the cardiovascular area. We also expect that this exciting data will attract the attention of potential pharma industry partners, and will enable the company to raise the funds required to build our product pipeline.”

“We are optimistic that we are on a path that will give acute atrial fibrillation patients a safer, more effective and less intrusive treatment than what is available today,” said Dr. Alan Ezrin, Cardiome’s Chief Scientific Officer. “The success of this trial directly reflects the creativity, expertise and commitment of Cardiome’s staff and of our outstanding team of independent clinical investigators led by Dr. Roy.”

Dr. Ezrin said Phase III clinical trials would begin in 2003 and would be designed to enable Cardiome to apply for marketing approval for RSD1235 in 2006.

The value of the pharmaceuticals used to treat atrial fibrillation exceeds U.S.$1 billion annually in the developed world and is growing with the increasing age of the general population. However, these existing antiarrhythmic drugs have serious side effects that limit their use. A product that is both safe and effective could significantly penetrate the existing market and potentially expand the market by offering treatment to patients who cannot tolerate existing therapies.

RSD1235 is specifically targeted to acute atrial fibrillation. Its mechanism of action involves blockade of cellular electrical currents that play a causative role in atrial fibrillation. Pre-clinical studies showed that RSD1235 is effective against atrial arrhythmia and has few side effects. In phase 1 human clinical testing, no significant adverse events were observed at dosing levels equal to the maximum doses used in the reported phase 2 study.

Notification of Conference Call and Webcast

Time: 12:30 p.m. (EST)
Date: Tuesday September 3, 2002
Topic: Top Line Results of RSD1235
Web Access (unlimited access): www.cardiome.com
Telephone Access: 416-695-5806

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused company developing drugs targeted at unmet needs in the treatment of cardiovascular disease, the largest pharmaceutical market sector in the world. Cardiome has three active programs focused on cardiovascular disease, as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Results of a phase 2 clinical trial released September 3, 2002 indicated Cardiome’s lead antiarrhythmia product, RSD1235, is effective in the treatment of patients with recent-onset acute atrial fibrillation. Cardiome’s lead CHF product is Oxypurinol, for which a phase 2 clinical trial is expected to begin in the second half of 2002. Cardiome has more than two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM) and the NASDAQ bulletin board (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
“Robert Rieder”

President & Chief Executive Officer

For more information:

Media Contact:
Madelaine Duke
604-742-4258
mduke@hoggan.com

Renmark Financial Communications Inc.
Tel:  514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge:  slagerge@renmarkfinancial.com
Henri Perron:  hperron@renmarkfinancial.com

Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

September 3 , 2002

Item 3.	PRESS RELEASE

September 3 , 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that its atrial fibrillation drug, RSD1235, met both primary and secondary endpoints in a recent phase 2 clinical study. The placebo-controlled study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated September 3, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 5th day of September, 2002.

CARDIOME PHARMA CORP.

Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME DRUG EFFECTIVE FOR HEART PATIENTS

Berlin, Germany, September 3, 2002 - Cardiome Pharma Corp. (TSX: COM) today announced that its atrial fibrillation drug, RSD1235, met both primary and secondary endpoints in a recent phase 2 clinical study. The placebo-controlled study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm.

The results were presented by Dr. Denis Roy, of the Montreal Heart Institute, during the 2002 Congress of the European Society of Cardiology in Berlin. In a satellite symposium to the Berlin conference, Dr. Roy reported that during the 30-minute post-dosing observation interval, 11% of the low-dose group and 61% of the high-dose group experienced termination of atrial fibrillation against a placebo rate of 5%. At the end of the 24-hour post-dosing observation interval, 100% of the high-dose patients whose arrhythmia was terminated remained in normal sinus rhythm. In the high-dose group, the average time to termination was 22 minutes from initiation of dosing. No significant drug-related adverse events were reported.

“RSD1235 appears to be a highly effective drug for treatment of atrial fibrillation. The conversion rate of RSD1235 is exciting, and the drug appears to be very well tolerated.” said Dr. Roy at the meeting. “In addition, its fast onset of action may make RSD1235 attractive to physicians treating patients with atrial fibrillation.”

Trial Results
The clinical trial was structured as a randomized, placebo-controlled, double-blind, step-dose study in patients with recent onset atrial fibrillation. The study included 56 patients with a diagnosis of atrial fibrillation of duration greater than 3 hours and less than 72 hours who were randomized to receive placebo, RSD1235 at a low dose or RSD1235 at a high dose. The primary endpoint was the ability of RSD1235 to terminate atrial fibrillation within 30 minutes of infusion. Secondary endpoints included observation of heart rhythm at 30 minutes, 1 hour and 24 hours post –infusion. The termination rate in the low-dose group relative to placebo was not statistically significant. The termination rate in the high-dose group was statistically significant (p-value <0.001). RSD1235 was well tolerated at both the low and high dose and no drug related arrhythmias were observed.

As secondary endpoints, the study measured whether or not patients were in normal sinus rhythm (“NSR”) at 30 minutes, 1 hour and 24 hours post dosing. Of the 11 patients whose AF was terminated, 10 remained in normal sinus rhythm at all secondary endpoints. The high-dose group was statistically significant relative to placebo (p-value <0.001) at the 0.5 and 1 hour time points.

“This clinical success represents a very important transition point for Cardiome” said Bob Rieder, Cardiome’s President and CEO. “It proves that we have a promising drug candidate in our hands, and clearly demonstrates our ability to identify and develop drugs in the cardiovascular area. We also expect that this exciting data will attract the attention of potential pharma industry partners, and will enable the company to raise the funds required to build our product pipeline.”

“We are optimistic that we are on a path that will give acute atrial fibrillation patients a safer, more effective and less intrusive treatment than what is available today,” said Dr. Alan Ezrin, Cardiome’s Chief Scientific Officer. “The success of this trial directly reflects the creativity, expertise and commitment of Cardiome’s staff and of our outstanding team of independent clinical investigators led by Dr. Roy.”

Dr. Ezrin said Phase III clinical trials would begin in 2003 and would be designed to enable Cardiome to apply for marketing approval for RSD1235 in 2006.

The value of the pharmaceuticals used to treat atrial fibrillation exceeds U.S.$1 billion annually in the developed world and is growing with the increasing age of the general population. However, these existing antiarrhythmic drugs have serious side effects that limit their use. A product that is both safe and effective could significantly penetrate the existing market and potentially expand the market by offering treatment to patients who cannot tolerate existing therapies.

RSD1235 is specifically targeted to acute atrial fibrillation. Its mechanism of action involves blockade of cellular electrical currents that play a causative role in atrial fibrillation. Pre-clinical studies showed that RSD1235 is effective against atrial arrhythmia and has few side effects. In phase 1 human clinical testing, no significant adverse events were observed at dosing levels equal to the maximum doses used in the reported phase 2 study.

Notification of Conference Call and Webcast

Time: 12:30 p.m. (EST)
Date: Tuesday September 3, 2002
Topic: Top Line Results of RSD1235
Web Access (unlimited access): www.cardiome.com
Telephone Access: 416-695-5806

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused company developing drugs targeted at unmet needs in the treatment of cardiovascular disease, the largest pharmaceutical market sector in the world. Cardiome has three active programs focused on cardiovascular disease, as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Results of a phase 2 clinical trial released September 3, 2002 indicated Cardiome’s lead antiarrhythmia product, RSD1235, is effective in the treatment of patients with recent-onset acute atrial fibrillation. Cardiome’s lead CHF product is Oxypurinol, for which a phase 2 clinical trial is expected to begin in the second half of 2002. Cardiome has more than two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM) and the NASDAQ bulletin board (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
“Robert Rieder”
President & Chief Executive Officer

For more information:

Media Contact:
Madelaine Duke
604-742-4258
mduke@hoggan.com

Renmark Financial Communications Inc.
Tel:  514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge:  slagerge@renmarkfinancial.com
Henri Perron:  hperron@renmarkfinancial.com

Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME PHARMA ANNOUNCES SALE OF ANTI-TUSSIVE PROGRAM TO UCB, S.A.

Vancouver, Canada, September 19, 2002 - Cardiome Pharma Corp. (TSX: COM) and UCB (Euronext: UCB) have entered into an agreement in which UCB will acquire all technology and intellectual property pertaining to Cardiome’s pre-clinical anti-tussive program. Cardiome retains the right to all cardiovascular applications associated with the technology. In addition to low single digit royalties on future net sales of products arising from this technology, Cardiome will receive upfront payments, funded research and milestone payments. The total value of the disposition to Cardiome is up to US$11 million.

“We are delighted to place this program with UCB, which has strong commitment and expertise in the allergy and pulmonary diseases area,” said Bob Rieder, President and CEO of Cardiome Pharma. “The anti-tussive program is not core to Cardiome’s cardiovascular focus. In effect, this transaction will fund 20% of our burn rate over the next 12 months.

About UCB

UCB, based in Brussels, Belgium, is a fast growing global pharmaceutical company. The Group is also committed to technically innovative products in specialty chemicals for coating and flexible films. It employs 10,000 people around the world, of whom about half are in the Pharma Sector. Its pharmaceutical research includes the following fields: respiratory, including allergy and asthma, and neurology. UCB Pharma's principle products include Zyrtec (antiallergic), Keppra (antiepileptic), Nootropil (cerebral function regulator) and Atarax (tranquillizer).

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused company developing drugs targeted at unmet needs in the treatment of cardiovascular disease, the largest pharmaceutical market sector in the world. Cardiome has three active programs focused on cardiovascular disease, as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Results of a phase 2 clinical trial released September 3, 2002 indicated Cardiome’s lead antiarrhythmia product, RSD1235, is effective in the treatment of patients with recent-onset acute atrial fibrillation. Cardiome’s lead CHF product is Oxypurinol, for which a phase 2 clinical trial is expected to begin in the second half of 2002. Cardiome has two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM) and the NASDAQ bulletin board (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Renmark Financial Communications Inc.
Tel:  514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge:  slagerge@renmarkfinancial.com
Henri Perron:  hperron@renmarkfinancial.com

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

September 19, 2002

Item 3.	PRESS RELEASE

September 19, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced the sale of its anti-tussive program to UCB, S.A.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated September 19, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of September, 2002.

CARDIOME PHARMA CORP.

Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, OTCBB: COMRF

CARDIOME PHARMA ANNOUNCES SALE OF ANTI-TUSSIVE PROGRAM TO UCB, S.A.

Vancouver, Canada, September 19, 2002 - Cardiome Pharma Corp. (TSX: COM) and UCB (Euronext: UCB) have entered into an agreement in which UCB will acquire all technology and intellectual property pertaining to Cardiome’s pre-clinical anti-tussive program. Cardiome retains the right to all cardiovascular applications associated with the technology. In addition to low single digit royalties on future net sales of products arising from this technology, Cardiome will receive upfront payments, funded research and milestone payments. The total value of the disposition to Cardiome is up to US$11 million.

“We are delighted to place this program with UCB, which has strong commitment and expertise in the allergy and pulmonary diseases area,” said Bob Rieder, President and CEO of Cardiome Pharma. “The anti-tussive program is not core to Cardiome’s cardiovascular focus. In effect, this transaction will fund 20% of our burn rate over the next 12 months.

About UCB

UCB, based in Brussels, Belgium, is a fast growing global pharmaceutical company. The Group is also committed to technically innovative products in specialty chemicals for coating and flexible films. It employs 10,000 people around the world, of whom about half are in the Pharma Sector. Its pharmaceutical research includes the following fields: respiratory, including allergy and asthma, and neurology. UCB Pharma's principle products include Zyrtec (antiallergic), Keppra (antiepileptic), Nootropil (cerebral function regulator) and Atarax (tranquillizer).

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused company developing drugs targeted at unmet needs in the treatment of cardiovascular disease, the largest pharmaceutical market sector in the world. Cardiome has three active programs focused on cardiovascular disease, as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Results of a phase 2 clinical trial released September 3, 2002 indicated Cardiome’s lead antiarrhythmia product, RSD1235, is effective in the treatment of patients with recent-onset acute atrial fibrillation. Cardiome’s lead CHF product is Oxypurinol, for which a phase 2 clinical trial is expected to begin in the second half of 2002. Cardiome has two years of cash at existing spending levels and is traded on the Toronto Stock Exchange (COM) and the NASDAQ bulletin board (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Renmark Financial Communications Inc.
Tel:  514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com
Sylvain Laberge:  slagerge@renmarkfinancial.com
Henri Perron:  hperron@renmarkfinancial.com

FOR IMMEDIATE RELEASE TSX: COM, NASD BB: COMRF

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, October 29, 2002 - Cardiome Pharma Corp. (TSX: COM) reported today financial results for the third quarter ended August 31, 2002. Amounts, unless specified otherwise, are all in Canadian dollars.

For the quarter ended August 31, 2002, Cardiome Pharma Corp. (the “Company”) recorded a net loss of $3,096,792 ($0.11 per common share), as compared to a net loss of $1,703,319 ($0.17 per common share) for the same period in the preceding fiscal year (“fiscal 2001”). On a year-to-date basis, the Company posted a net loss of $8,921,122 ($0.41 per common share) for the nine months ended August 31, 2002, as compared to a net loss of $5,217,953 ($0.51 per common share) for the same period in fiscal 2001. The net loss for the third quarter of 2002 is in line with management’s expectation.

Revenue for the third quarter ended August 31, 2002 increased to $1,486,893, compared to $113,860 for the same quarter in fiscal 2001. The Company generated $1,811,637 of cumulative total revenue for the nine-month period ended August 31, 2002, compared to $546,710 for the same period in 2001. The increase in revenue over the comparable period was mainly attributable to the recognition of the remaining deferred revenue associated with the license agreement with AstraZeneca A.B. related to RSD1122, which was terminated during the quarter.

Research and development expenditures increased to $2,826,281 in the third quarter of 2002, compared to $1,284,814 in the same quarter of fiscal 2001. The Company accumulated a total research and development expenditure of $6,583,883 for the nine-month period ended August 31, 2002, compared to $4,126,206 for the same period in fiscal 2001. The primary reason for the increase in expenditures was attributed to the completion of Phase II clinical trials for RSD1235 in the current quarter. The costs associated with the preparation of Phase II clinical trials for oxypurinol in the treatment of congestive heart failure, as well as the expenses incurred to support the ongoing oxypurinol program in the treatment of allopurinol intolerant hyperuricemia (gout), also contributed to the overall increase in expenditures.

General and administration expenses for the current quarter increased to $854,344, as compared to $407,584 in the same quarter of fiscal 2001. The Company accumulated a total general and administration expenditure of $2,395,760 for the nine-month period ended August 31, 2002, compared to $1,242,740 for the same period in fiscal 2001. The overall increase was mainly the impact of the acquisition and increased business development activities and corporate communication.

Amortization for the third quarter increased to $903,060, compared to $124,781 in the same quarter of fiscal 2001. The Company recorded $1,853,116 of amortization for the nine-month period ended August 31, 2002, compared to $395,717 for the same period in fiscal 2001. The increase was mainly due to the capital assets and technology acquired in recent periods.

The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $20,816,487 at August 31, 2002, as compared to $4,183,580 at November 30, 2001.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three drug programs focused on arrhythmias and congestive heart failure (CHF), as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. Data from the recently completed Phase II study have demonstrated that RSD1235 rapidly and effectively terminates atrial fibrillation. Kv1.5, focused on the chronic treatment of atrial fibrillation, is in pre-clinical development. Cardiome’s lead product in the CHF area is oxypurinol, a novel therapy in treating the disease. A Phase II study is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

October 29, 2002

Item 3.	PRESS RELEASE

October 29, 2002 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced its financial results for the third quarter ended August 31, 2002.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated October 29, 2002 for a full description.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Jim Heppell
Title: Secretary
Phone No.: (604) 688-6900

2

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 29th day of October, 2002.

CARDIOME PHARMA CORP.

Per

"Jim Heppell"
________________________________________
Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE TSX: COM, NASD BB: COMRF

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, October 29, 2002 - Cardiome Pharma Corp. (TSX: COM) reported today financial results for the third quarter ended August 31, 2002. Amounts, unless specified otherwise, are all in Canadian dollars.

For the quarter ended August 31, 2002, Cardiome Pharma Corp. (the “Company”) recorded a net loss of $3,096,792 ($0.11 per common share), as compared to a net loss of $1,703,319 ($0.17 per common share) for the same period in the preceding fiscal year (“fiscal 2001”). On a year-to-date basis, the Company posted a net loss of $8,921,122 ($0.41 per common share) for the nine months ended August 31, 2002, as compared to a net loss of $5,217,953 ($0.51 per common share) for the same period in fiscal 2001. The net loss for the third quarter of 2002 is in line with management’s expectation.

Revenue for the third quarter ended August 31, 2002 increased to $1,486,893, compared to $113,860 for the same quarter in fiscal 2001. The Company generated $1,811,637 of cumulative total revenue for the nine-month period ended August 31, 2002, compared to $546,710 for the same period in 2001. The increase in revenue over the comparable period was mainly attributable to the recognition of the remaining deferred revenue associated with the license agreement with AstraZeneca A.B. related to RSD1122, which was terminated during the quarter.

Research and development expenditures increased to $2,826,281 in the third quarter of 2002, compared to $1,284,814 in the same quarter of fiscal 2001. The Company accumulated a total research and development expenditure of $6,583,883 for the nine-month period ended August 31, 2002, compared to $4,126,206 for the same period in fiscal 2001. The primary reason for the increase in expenditures was attributed to the completion of Phase II clinical trials for RSD1235 in the current quarter. The costs associated with the preparation of Phase II clinical trials for oxypurinol in the treatment of congestive heart failure, as well as the expenses incurred to support the ongoing oxypurinol program in the treatment of allopurinol intolerant hyperuricemia (gout), also contributed to the overall increase in expenditures.

General and administration expenses for the current quarter increased to $854,344, as compared to $407,584 in the same quarter of fiscal 2001. The Company accumulated a total general and administration expenditure of $2,395,760 for the nine-month period ended August 31, 2002, compared to $1,242,740 for the same period in fiscal 2001. The overall increase was mainly the impact of the acquisition and increased business development activities and corporate communication.

Amortization for the third quarter increased to $903,060, compared to $124,781 in the same quarter of fiscal 2001. The Company recorded $1,853,116 of amortization for the nine-month period ended August 31, 2002, compared to $395,717 for the same period in fiscal 2001. The increase was mainly due to the capital assets and technology acquired in recent periods.

The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $20,816,487 at August 31, 2002, as compared to $4,183,580 at November 30, 2001.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three drug programs focused on arrhythmias and congestive heart failure (CHF), as well as a program applying its congestive heart failure drug to symptomatic hyperuricemia (gout). Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. Data from the recently completed Phase II study have demonstrated that RSD1235 rapidly and effectively terminates atrial fibrillation. Kv1.5, focused on the chronic treatment of atrial fibrillation, is in pre-clinical development. Cardiome’s lead product in the CHF area is oxypurinol, a novel therapy in treating the disease. A Phase II study is planned for the second half of 2002. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T:     (604) 222-5577 ext. 705
E:     iharper@cardiome.com

Exhibit 14

THIRD QUARTERLY FINANCIAL REPORT – AUGUST 31, 2002

President’s Letter

Dear Shareholders:

In my last report, I wrote about the progress Cardiome has made in attracting financing and continuing to build our operating management. The successful public offering and the appointment of Dr. Alan Moore, executive VP clinical development and regulatory affairs occurred during a period of widespread negative sentiment in the public markets, including the health care sector. During this quarter, we continued to focus on the execution of our strategy, most notably in the area of our lead antiarrhythmic, RSD1235 but progress continues unabated with oxypurinol applied to CHF and gout. In this quarter, we also made significant progress in divesting non-core assets.

RSD1235: Treatment of choice for the acute in-hospital conversion of atrial fibrillation

On July 10, 2002, we completed dosing of our Phase II proof-of-efficacy trial with RSD1235. We announced the results in Berlin at the European Society of Cardiology (ESC) on September 3rd, 2002. At the ESC meeting, the data was presented to an international audience of cardiologists. The benefit of presenting our positive RSD1235 data in that setting is an increased awareness of our science with cardiologists and potential pharmaceutical partners.

RSD1235, met both primary and secondary endpoints in our Phase II clinical study. The placebo-controlled study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation (AF) to normal heart rhythm. In patients with new onset atrial fibrillation (AF), RSD1235 (2+3 mg/kg IV) terminated AF in 61% of the population (n=11/18; p=0.0003) compared to 5% (1/19) placebo within 30 minutes of the end of infusion. RSD1235 was well tolerated and there were no serious adverse effects attributed to drug. It is important to note that no drug-induced arrhythmias were noted in the 56 patients studied in the Phase II trial, which is one of the major issues affecting currently prescribed antiarrhythmic drugs. Also important is the speed of action of RSD1235: the median time to conversion to sinus rhythm (n=11) was 14 minutes from the start of the first infusion in the high dose group.

Once confirmed in larger trials we hope to demonstrate that, compared with existing antiarrhythmic drugs, RSD1235 is a superior antiarrhythmic agent. Characteristics that we want to confirm include; a high conversion rate, a superior safety profile, a very fast onset of action (less than 30 minutes) and compatibility with concurrent anti-coagulant and rate control therapy that patients are routinely exposed to.

Our plans over the next 12-18 months include completion of an oral bioavailability study in healthy human volunteers, securing a partnership with a major pharmaceutical company and commencement of a series of phase III studies as we move RSD1235 closer to commercialization. A collaborative partnership is key to sharing the risk and cost of the program as we move forward. However, we will explore several options to retain a significant portion of the assets of RSD1235 to provide shareholders with significant long term upside associated with the commercialization of the drug.

Advancing Oxypurinol:

We acquired rights to the application of a class of drugs called xanthine oxidase inhibitors to congestive heart failure (CHF) through the acquisition of a private New York based company called Paralex last March. We have obtained rights to commercialize a drug called oxypurinol in congestive heart failure as well as symptomatic hyperuricemia (patients intolerant to not responsive to).

CHF Indication
At the end of June 2002, less than four months after the acquisition, we filed an Investigational New Drug (IND) Application with subsequent clearance from the FDA, which presently allow us to proceed with a phase II study of oxypurinol in Congestive Heart Failure. Consistent with previous communications, we are on track to initiate the trial in the fourth quarter. We intend to meet with the FDA before commencing the study to confirm our suggested endpoints meet the FDA’s requirements of a pivotal study. If the clinical measurements in this study are acceptable to the FDA, Cardiome will use the results of this trial in a new drug application (NDA) along with one other pivotal study. We have also elected to start two smaller phase II studies by year-end with surrogate endpoints that can further validate the concept of our CHF program.

Gout
The use of oxypurinol in the setting of gout represents near term potential revenues for Cardiome. The clinical data we acquired with this program suggests that we may be able to file an NDA with the FDA for the use of oxypurinol in the treatment of allopurinol-intolerant gout patients. Approximately 4% of 4 million patients treated for gout worldwide are intolerant to allopurinol, which is the most widely prescribed drug use for gout. Oxypurinol has been granted orphan-drug status, which would give us seven years of market exclusivity in the US once approved. We are planning a meeting with the FDA prior to submitting an NDA application in 2003.

Sale of Non-Core Assets:
Finally, I am very pleased to report that our efforts to extract value out of non-core programs have paid off with an agreement with UCB, a global pharmaceutical company in Belgium. UCB has acquired all technology and intellectual property pertaining to Cardiome’s pre-clinical anti-tussive program. Cardiome retains the right to all cardiovascular applications associated with the technology. In addition to low single digit royalties on future net sales of products arising from this technology, Cardiome has received upfront payments, funded research and milestone payments.

In conclusion, I am very pleased that we continue to demonstrate to our shareholders our ability to execute as planned. On behalf of the employees of Cardiome, we appreciate the support of our shareholders. We will work hard to hold your trust and confidence as we advance our cardiovascular portfolio towards commercialization.

Respectfully,

“Bob Rieder”

Robert Rieder
President & CEO October 23, 2002

RESULTS OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) recorded a net loss for the three months ended August 31, 2002 of $3,096,792 ($0.11 per common share), as compared to a net loss of $1,703,319 ($0.17 per common share) for the same period in the preceding fiscal year (“fiscal 2001”). On a year-to-date basis, the Company posted a net loss of $8,921,122 ($0.41 per common share) for the nine months ended August 31, 2002, as compared to a net loss of $5,217,953 ($0.51 per common share) for the same period in fiscal 2001. The increase in net loss resulted principally from the costs associated with our ongoing clinical development programs as well as increased business development and investor relations activities as described below.

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

Revenue for the third quarter ended August 31, 2002 increased to $1,486,893, compared to $113,860 for the same quarter in fiscal 2001. The Company generated $1,811,637 of cumulative total revenue for the nine-month period ended August 31, 2002, compared to $546,710 for the same period in 2001. The increase in revenue over the comparable period was mainly attributable to the recognition of the remaining deferred revenue associated with the license agreement with AstraZeneca A.B. (“AstraZeneca”) related to RSD1122, which resulted from the termination of the license agreement on July 4, 2002. In addition, the increase was due to the increase of interest and other income of $86,048, as a result of higher average cash and short-term investment balances, compared to the same period in fiscal 2001. These increases were offset by the end of grant payments from the Science Council of BC of $66,137 in April 2001.

For the remainder of the current fiscal year, the Company will generate research collaborative revenue and income from its recent disposition of anti-tussive program, completed on September 18, 2002. Under the terms of the sale agreement, the Company disposed of all technology and intellectual property pertaining to its pre-clinical anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and funded research and milestone payments of up to US$8 million on the first product developed by the acquirer and an additional US$3 million for each subsequent product developed. Also, the acquirer agreed to pay US$600,000 to the Company for services to be provided over a 12-month period as agreed by a joint steering committee. The Company agreed to pay a royalty to the acquirer for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

Research and development expenditures increased to $2,826,281 in the third quarter of 2002, compared to $1,284,814 in the same quarter in fiscal 2001. The Company accumulated a total research and development expenditure of $6,583,883 for the nine-month period ended August 31, 2002, compared to $4,126,206 for the same period in fiscal 2001. The primary reason for the increase in expenditures was attributed to the completion of Phase II clinical trials for RSD1235 in the current quarter. The costs associated with the preparation of Phase II clinical trials for oxypurinol in the treatment of congestive heart failure (“CHF”), as well as the expenses incurred to support the ongoing oxypurinol program in the treatment of allopurinol intolerant hyperuricemia (gout), also contributed to the overall increase in expenditures.

The Company expects a higher level of research and development expenditure for the remainder of the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred in research activities related to the Kv 1.5 program, the initiation of clinical trials of the newly acquired congestive heart failure program, and the regulatory affairs and maintenance of the gout program.

Subsequent to the end of the third quarter, the Company announced the results of its completed Phase II clinical trials using intravenous administration of RSD1235 to convert new onset atrial fibrillation patients to normal heart rhythm. The study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. The Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 in 2003. In the meantime, the Company will continue seeking partnerships with other pharmaceutical companies to help further develop and market this compound.

General and administration expenses for the current quarter increased to $854,344, as compared to $407,584 in the same quarter of fiscal 2001. The Company accumulated a total general and administration expenditure of $2,395,760 for the nine-month period ended August 31, 2002, compared to $1,242,740 for the same period in fiscal 2001. The overall increase was mainly the impact of the acquisition and increased business development and investor relations activities. The Company expects a higher level of general and administration expenditure to support its increased business development and corporate activities for the remainder of the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001.

Amortization for the third quarter increased to $903,060, compared to $124,781 in the same quarter of fiscal 2001. The Company recorded $1,853,116 of amortization for the nine-month period ended August 31, 2002, compared to $395,717 for the same period in fiscal 2001. The increase was mainly due to the capital assets and technology acquired in recent periods.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during the nine months ended August 31, 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a public offering of units completed in March 2002. At August 31, 2002, the Company had working capital of $20,106,093 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $20,816,487 at August 31, 2002 as compared to $4,183,580 at November 30, 2001.

Capital expenditures incurred during the quarter ended August 31, 2002 were $133,635, comprising $80,791 for the expansion of intellectual property rights and $52,844 in the acquisition of capital assets. The cumulative capital expenditure for the nine months ended August 31, 2002 was $635,817 with $485,834 of this investment in the expansion of intellectual property rights and the balance of $149,983 in capital assets.

The Company believes that it has sufficient resources to fund operations for the next twenty months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in Canadian Dollars)

	As at

	August 31,	November 30,
	2002	2001
ASSETS

Current
Cash and cash equivalents	$635,204	$1,381,750
Short-term investments	20,181,283	2,801,830
Accounts receivable and prepaid expenses	531,881	247,211

	21,348,368	4,430,791
Capital assets	400,577	302,583
License, patents and technology	30,204,959	1,536,249

	$51,953,904	$6,269,623

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,217,457	$907,700
Current portion of obligations under capital leases	24,818	-

	1,242,275	907,700
Obligations under capital leases	42,719	-
Deferred revenue	-	1,348,374

Total Liabilities	1,284,994	2,256,074

Shareholders’ Equity
Share Capital (Note 5)
Authorized
An unlimited number of common shares without par
value
Issued
10,308,962 at November 30, 2001
28,308,098 at August 31, 2002	88,709,876	32,251,393
Special warrants	-	966,000
Contributed surplus	1,276,266	1,192,266
Deficit	(39,317,232)	(30,396,110)

	50,668,910	4,013,549

	$51,953,904	$6,269,623

See accompanying notes

On behalf of the Board:

/s/ Bob Rieder	/s/ Michael Walker
________________________________________	________________________________________
Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	August 31,		August 31,

	2002	2001	2002	2001

Revenue
Research collaborative and licensing	$1,314,627	$37,806	$1,390,237	$159,222
Grant income	10,000	6,693	36,000	88,136
Interest and other income	162,266	69,361	385,400	299,352

	1,486,893	113,860	1,811,637	546,710

Expenses
Research and development	2,826,281	1,284,814	6,583,883	4,126,206
General and administration	854,344	407,584	2,395,760	1,242,740
Amortization	903,060	124,781	1,853,116	395,717

	4,583,685	1,817,179	10,832,759	5,764,663

Loss before income taxes	3,096,792	1,703,319	9,021,122	5,217,953
Future income tax recovery	-	-	(100,000)	-

Net loss for the period	3,096,792	1,703,319	8,921,122	5,217,953
Deficit, beginning of period	36,220,440	26,752,859	30,396,110	22,810,225
Adjustment for future income taxes	-	-	-	428,000

Deficit, end of period	$39,317,232	$28,456,178	$39,317,232	$28,456,178

Basic and diluted net loss per common share	$0.11	$0.17	$0.41	$0.51

Weighted average number
of outstanding shares	28,308,098	10,303,962	21,983,135	10,303,962

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	August 31,		August 31,

	2002	2001	2002	2001

Operating Activities
Loss for the period	$(3,096,792)	$(1,703,319)	$(8,921,122)	$(5,217,953)
Add: Non-cash items
Foreign exchange gain (loss)	-	-	(5,921)	-
Stock-based compensation	-	-	84,000	-
Future income tax recovery	-	-	(100,000)	-
Amortization	903,060	124,781	1,853,116	395,717

	(2,193,732)	(1,578,538)	(7,089,927)	(4,822,236)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	158,654	78,023	(284,670)	138,441
Accounts payable and accrued liabilities	(291,017)	64,582	96,246	(396,113)
Deferred revenue	(1,272,764)	(37,806)	(1,348,374)	(113,418)

Cash used in operating activities	(3,598,859)	(1,473,739)	(8,626,725)	(5,193,326)

Financing Activities
Share capital issued, net	(30,891)	-	27,929,083	-
Repayment on obligations under capital leases	(5,960)	(10,960)	(9,880)	(33,881)
Repayment on long-term debt (Note 4)	-	(12,878)	(724,574)	(50,161)

Cash provided by (used in) financing activities	(36,851)	(23,838)	27,194,629	(84,042)

Investing Activities
Acquisition of Paralex, Inc. (Note 4)	(218,437)	-	(1,299,180)	-
Purchase of capital assets	(52,844)	(31,492)	(149,983)	(68,353)
License, patents and technology	(80,791)	3,904	(485,834)	(97,965)
Purchase of short-term investments	(1,014,335)	(1,997,707)	(24,802,851)	(9,933,975)
Sale of short-term investments	4,762,761	4,634,670	7,423,398	14,356,886

Cash provided by (used in) investing activities	3,396,354	2,609,375	(19,314,450)	4,256,593

Increase (decrease) in cash and cash	(239,356)	1,111,798	(746,546)	(1,020,775)
equivalents during the period
Cash and cash equivalents,
beginning of period	874,560	1,114,906	1,381,750	3,247,479

Cash and cash equivalents,
end of period	$635,204	$2,226,704	$635,204	$2,226,704

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

1.
BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information consistent with the Company’s most recent annual audited consolidated financial statements for the year ended November 30, 2001. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company included in the Company’s annual report.

In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

The continuation of the Company’s research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company’s ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.
PRINCIPLES OF CONSOLIDATION

The accompanying interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Paralex, Inc. Significant intercompany accounts and transactions have been eliminated on consolidation.

With respect to the Company’s integrated foreign subsidiary, monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

3.	CHANGE IN ACCOUNTING PRINCIPLES

[a]      Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the nine months ended August 31, 2002 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

3.	CHANGE IN ACCOUNTING PRINCIPLES (Cont’d)

[b]      Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under such arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

This change was applied retroactively and prior periods have been restated with the following effect:

	As Originally Reported		As Restated

	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2001	2001	2001	2001
	$	$	$	$

Research collaborative,
licensing and option fees	113,418	159,222	37,806	159,222

Research and development expenses	1,261,751	4,496,162	1,284,814	4,126,206

Loss for the period	(1,627,707)	(5,717,953)	(1,703,319)	(5,217,953)

Net loss per common share	(0.16)	(0.55)	(0.17)	(0.51)

[c] Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 (“Earnings per share”) with respect to the calculation of loss per common share. This change has been applied retroactively and had no impact on the quarter and nine month period ended August 31, 2001.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

8.	BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Paralex, Inc. (“Paralex”), a development stage enterprise that had not commenced commercial operations. The acquisition provides the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure (“CHF”), other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

The purchase price has been allocated to the fair value of Paralex’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
Technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Deferred tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,563,400
Transaction costs	1,316,387

Total consideration	28,879,787

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The Company has not completed the valuation relating to the final purchase price allocation and accordingly when completed may result in an adjustment to the preliminary allocation reflected herein. The Company expects to complete its valuation by November 30, 2002. In these interim consolidated financial statements, the excess of the consideration given over the fair value of the net assets acquired has been reflected as technology in the interim consolidated balance sheet.

Technology is being amortized on a straight-line basis over ten years. Subsequent to the closing of the acquisition, Paralex’s long-term debt was repaid with the proceeds of the Company’s equity financing which was closed in March 2002.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

8.	BUSINESS COMBINATION (Cont’d)

As a result of the acquisition, the Company assumed the following financial commitments of Paralex, Inc.:

[i]
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

In addition, the Company is required to obtain US$3 million of financing within 11 months and US$5 million of financing within 18 months of the agreement [both financing requirements met on March 8, 2002, see note 5(a)(2)].

The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[ii]
Pursuant to a license and option agreement, the Company paid US$ 250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The Company is responsible for milestone payments of up to US$8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company also has obligation to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

[iii] Pursuant to a consulting agreement, the Company is obligated topay a consultant for consulting services US$100,000 per year, from January 1, 2002 through December 31, 2005.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.
SHARE CAPITAL

Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants and per share amounts have been retroactively restated to reflect this share consolidation.

On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

	(a)	Issued and Outstanding

	Number of
	Common Shares	Amount

Balance as at November 30, 2001	10,308,962	$32,251,393
Issued upon conversion of special warrants(1)	458,583	864,927
Issued for cash upon public offering(2)	9,309,657	27,953,156
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Paralex, Inc.	8,203,396	27,563,400

Balance as at August 31, 2002	28,308,098	$88,709,876

(1)
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600 .Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $ 3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

(2)
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $791,341. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (Cont’d)
	(b)	Share Purchase Warrants
		(i)	As at August 31, 2002 common share purchase warrants were outstanding as follows:

	Exercise	Number of
Date of Expiry	Price	Warrants

February 9, 2004 to 2007 (1)	(1)	187,500
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	229,292
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at August 31, 2002		3,924,604

(1) See note 5(b) (ii)

(ii)
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms.

Number of	Exercise price
warrants #	US$	Date of expiry

75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]

187,500

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.	SHARE CAPITAL (Cont’d)
(b)
(ii) Share Purchase Warrants (Cont’d)

Compensation expense which was estimated using the Black Scholes Pricing Model, in the amount of $84,000 (2001 - $nil) has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the nine months ended August 31, 2002.

	[i]	The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

	[ii]	In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00, and the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

(c)	Stock Options

On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Stock Option Plan which increased the number of common shares issuable under the plan to 5,500,000.

As at August 31, 2002, the Company had 3,559,438 stock options outstanding, of which 2,232,813 were exercisable, at a weighted average exercise price of $3.66 per common share, and expiring at various dates from October 31, 2002 to May 16, 2009.

	Weighted	Number of
	Average	Stock Options
	Exercise Price	Outstanding

Balance, November 30, 2001	$4.37	1,079,688
Options granted	$3.28	2,684,125
Options exercised	$2.80	(27,500)
Options expired/forfeited	$4.97	(176,875)

Balance, August 31, 2002	$3.53	3,559,438

(d)	Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at August 31, 2002, these milestones had not been achieved.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

6.
SUBSEQUENT EVENTS

On September 16, 2002, the directors of the Company approved to wind-up one of its wholly-owned Canadian subsidiaries, Atriven Cardiology Inc. (“Atriven”) into the Company. Accordingly, all property, assets and liabilities of Atriven were transferred to the Company.

On September 18, 2002, the Company entered into an agreement to dispose of all technology and intellectual property pertaining to its pre-clinical anti-tussive program. The net book value of this technology is $nil. Concurrently, the company will acquire a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and funded research and milestone payments of up to US$8 million on the first product developed by the acquirer and an additional US$3 million for each subsequent product developed. Also, the acquirer will pay US$600,000 to the Company for services to be provided over a 12-month period as agreed by a joint steering committee. The Company will pay a royalty to the acquirer for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

7.
SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three and nine months ended August 31, 2002, 97% and 3% of research collaborative and licensing revenue was derived from one collaborator in each of Sweden and United States respectively. [three month period ended August 31, 2001 – 100% from one collaborator in Sweden; nine month period ended August 31, 2001 – 90% and 10% from one collaborator in each of Sweden and United States, respectively].

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

8.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except for the differences below as more fully described in Note 16 to the annual consolidated financial statements for the year ended November 30, 2001.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended August 31,		9 months ended August 31,
	2002	2001	2002	2001
	$	$	$	$

Loss for the period , Canadian GAAP	(3,096,792)	(1,703,319)	(8,921,122)	(5,217,953)
Amortization of other assets	(25,680)	(25,680)	(77,040)	(77,040)
Adjustment for stock-based compensation
- employees	(80,000)	(12,000)	(80,000)	(28,000)
- non-employees	-	(4,074)	(68,299)	(22,717)

Loss for the period , U.S. GAAP before	(3,202,472)	(1,745,073)	(9,146,461)	(5,345,710)
cumulative effect of change in accounting
policy
Cumulative effect of change in accounting policy	-	-	-	(1,499,598)

Loss for the period, U.S. GAAP	(3,202,472)	(1,745,073)	(9,146,461)	(6,845,308)
Reclassification adjustment for unrealized gains	(24,454)	(64,173)
on short-term investments			(29,591)	(117,662)
Unrealized gains on investments	132,861	13,248	167,501	16,066

Comprehensive loss for the period, U.S. GAAP	(3,094,065)	(1,795,998)	(9,008,551)	(6,946,904)

Weighted average number of common shares
outstanding, U.S. GAAP	28,308,098	10,303,962	21,983,135	10,303,962

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.11)	(0.17)	(0.41)	(0.52)
Change in accounting policy	-	-	-	(0.15)

Loss per common share, U.S. GAAP	(0.11)	(0.17)	(0.41)	(0.67)

Material variations in balance sheet accounts under U.S. GAAP are as follows:

			August 31	November 30
			2002	2001
			$	$

Cash and cash equivalents			635,251	1,385,101
Short-term investments			20,348,737	2,828,070
Licenses, patents, and technology			30,453,199	1,861,529
Share capital			87,424,876	30,966,393
Accumulated other comprehensive income			167,501	29,591
Contributed surplus			3,543,815	3,311,516
Deficit			(40,051,541)	(30,905,080)

October 29, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Attention: Statutory Filings

Dear Sir/Madame:

Re: Cardiome Pharma Corp. (the “Company”) – Filing of Interim Financial Statement

We confirm that the interim financial statements for the quarter ended August 31, 2002 were sent to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on October 29, 2002.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,

Cardiome Pharma Corp.

“Christina Yip”

Christina Yip
Corporate Secretary

cc:   Toronto Stock Exchange